FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registration No. 42 before the Securities Registry

Santiago, April 24, 2013

Mr.
Fernando Coloma Correa
Superintendent
Securities and Insurance Superintendency
1449 Libertador Bernardo O’Higgins Avenue

The undersigned, on behalf of the corporation Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, domiciled in the Chilean Metropolitan Region, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency of the following material information in connection to the Company and its business, pursuant to article 9 and second paragraph of article 10, both contained in Law No. 18,045 as well as in the Regulation of General Application (Norma de Carácter General) No. 30, of this Superintendency:

In the Ordinary Shareholders’ Meeting of the Company held on April 23, 2013, the re-election of the same directors that comprised the Board of Directors of the Company as of this date was resolved.

In addition, subsequent to the aforementioned Ordinary Shareholders Meeting, an extraordinary Board meeting was held, in which Mr. Manuel Enrique Bezanilla Urrutia was elected as Chairman of the Board, Mr. Roberto Angelini Rossi as First Vice Chairman and Mr. Jorge Andueza Fouque as Second Vice Chairman.

It is relevant to note that pursuant to the above, Mr. José Tomás Guzmán Dumas has ceased to be the Chairman of the Company and will continue to be a Director of Arauco.  In the same Board meeting, the Board acknowledged and recognized Mr. José Tomás Guzmán’s both professional and personal excellence as well as the leadership that he displayed for more than twenty years as Chairman of the Company, playing a key role in Arauco’s development and its transformation into one of the most important forestry companies in the world.

In addition to the above, and in compliance with rules of the Securities and Insurance Superintendency, we have proceeded to modify the SEIL module, to duly set forth the abovementioned change of the Company’s authorities.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c.
- Santiago Stock Exchange, No. 64 La Bolsa Street, Santiago.
- Electronic Stock Exchange, 770 Huérfanos Street, 14th Floor, Santiago.
- Valparaíso Stock Exchange, PO Box 218-V, Valparaiso.
- Bondholders’ Representative (Banco Santander), 140 Bandera, Santiago.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: May 6, 2013	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer